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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2, 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH - 8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission Filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-___________

CREDIT SUISSE
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Completes Acquisition of Majority Interest in Hedging-Griffo, a Leading Brazilian Wealth Manager

Zurich/São Paulo, November 1, 2007 Credit Suisse announced today that it has completed the acquisition of a majority interest (50 percent, plus one share) in Hedging-Griffo, a leading independent asset management and private banking firm in Brazil for CHF 421 million (USD 364 million / BRL 635 million). The transaction has been approved by the Central Bank of Brazil. The initial purchase price represents a majority voting and economic interest in the business.

The acquisition supports Credit Suisse’s integrated bank strategy by adding significant scale to its onshore Asset Management and Private Banking businesses, and complements Credit Suisse’s position as the premier Investment Bank in Brazil. The parties have entered into an option arrangement whereby Credit Suisse may acquire, and the current shareholders may sell, the remaining stake in Hedging-Griffo after five years. Hedging-Griffo will now operate as Credit Suisse Hedging-Griffo. Senior partners of Hedging-Griffo have been appointed to manage the Asset Management and Private Banking businesses of Credit Suisse Hedging Griffo.

Robert Shafir, Chief Executive Officer of Credit Suisse Americas, said, “Brazil is a key growth market for Credit Suisse. Combining a firm of the caliber of Hedging-Griffo to our dominant investment banking franchise in the country will enable us to fully deliver on the promise of the integrated bank and benefit from the trends that have established Brazil as a dynamic economic force.”

Antonio Quintella, Chief Executive Officer of Banco de Investimentos Credit Suisse (Brasil) S.A., said, “We are delighted to be in partnership with Hedging-Griffo and are confident that our clients will benefit from the combined strengths in investment banking and asset and wealth management of both organizations.”

Luis Stuhlberger, Chief Investment Officer and one of Hedging-Griffo’s Senior Partners, said, “Credit Suisse has proven to be an ideal partner for Hedging-Griffo. Both of our organizations are client focused and place a premium on performance. Clients of Hedging-Griffo will have access to the full product range of Credit Suisse, one of the world’s leading banks, with a long-standing reputation for innovation and a focus on the needs of wealthy individuals.”

Credit Suisse has operated in Brazil since 1990. Through its Investment Banking operations, Banco de Investimentos Credit Suisse (Brasil) S.A., the firm is the leading Investment Bank in Brazil.

The Credit Suisse and Hedging-Griffo businesses further complement each other as Credit Suisse is Brazil’s largest stock broker and Hedging-Griffo is the 4th largest Brazilian Stock Exchange (Bovespa)

brokerage house. It has the second largest commodities trading desk in Brazil, adding to Credit Suisse’s leading presence in these markets.

Information

Monika, Dunant, Communications Private Banking, Zurich, telephone +41 44 334 53 28, monika.dunant@credit-suisse.com

Media Relations Credit Suisse, Zurich, telephone +41 844 33 88 44, media.relations@credit-suisse.com

David Walker, Communications Private Banking Americas, New York, telephone +1 212 538 1708, david.walker@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 47,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Hedging-Griffo

Hedging-Griffo is a fund manager, wholly-owned by national capital, which specializes in three business areas: private banking, asset management and brokerage. With 25 years of market experience, the company’s target is to seek results based on a strong strategy of fund allocation and the pursuit of excellence. Its horizontal structure, with an emphasis on partnership, enables clients to be in much closer contact with all the business areas.

Cautionary Statement Regarding Forward-Looking and Non-GAAP Information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

—        Our plans, objectives or goals;

—        Our future economic performance or prospects;

—        The potential effect on our future performance of certain contingencies; and

—        Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

—        The ability to maintain sufficient liquidity and access capital markets;

—        Market and interest rate fluctuations;

—         The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;

—        The ability of counterparties to meet their obligations to us;

—        The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

—        Political and social developments, including war, civil unrest or terrorist activity;

—         The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

—        Operational factors such as systems failure, human error, or the failure to implement procedures properly;

—         Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

—        The effects of changes in laws, regulations or accounting policies or practices;

—        Competition in geographic and business areas in which we conduct our operations;

—        The ability to retain and recruit qualified personnel;

—        The ability to maintain our reputation and promote our brand;

—        The ability to increase market share and control expenses;

—        Technological changes;

—         The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

—         Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;

—        The adverse resolution of litigation and other contingencies; and

—        Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 - Key Information - Risk factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	November 2, 2007	By	/s/ Urs Rohner
General Counsel*

/s/ Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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